SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 16)
Gas Natural Inc.

(Name of Issuer)
Common Stock, par value $0.15 per share

(Title of Class of Securities)
367204 104

(CUSIP Number)
Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street, 20th Floor, Cleveland, OH 44114, (216) 696-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 15, 2010

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Page 1 of 5 Pages

CUSIP No.	367204 104	Page	2	of	5

1	NAMES OF REPORTING PERSONS Richard M. Osborne

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		2,072,271*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,072,271*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,072,271*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Shares owned by Richard M. Osborne, trustee.

Introduction.
     This Amendment No. 16 to Schedule 13D is filed by Richard M. Osborne relating to shares of common stock, par value $0.15 per share (the “Shares”), of Gas Natural Inc. (the “Company”). This Amendment No. 16 is filed to reflect the sale by Mr. Osborne, as trustee of the Richard M. Osborne Trust, of Shares in a registered public offering of Shares (the “Offering”).
     As reported in the Company’s Form 8-K dated November 15, 2010, the Company, entered an Underwriting Agreement, dated November 9, 2010, (the “Underwriting Agreement”), with Mr. Osborne, as a selling shareholder, Janney Montgomery Scott LLC, as representative of the several underwriters named therein (the “Underwriters”) and another selling shareholder named therein, with respect to the Offering. Under the Underwriting Agreement, the Underwriters agreed to purchase for resale to the public in a firm commitment underwritten offering 1,760,000 Shares, from the Company and 340,000 Shares from Mr. Osborne and the other selling shareholder at a price of $10.00 per Share, less an underwriting discount of 6%. Under the Underwriting Agreement, the Company also granted to the Underwriters a 30-day option to purchase up to an additional 315,000 Shares to cover over-allotments.
     The Company and the selling shareholders agreed to indemnify the Underwriters against various liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect of those liabilities. In addition, the Underwriting Agreement contains customary representations, warranties and agreements. The Offering was made pursuant to the Company’s effective Registration Statement on Form S-1 (Registration No. 333-167859), as amended and supplemented by a final prospectus dated November 10, 2010. The offering closed on November 15, 2010.
     The foregoing summary of the Underwriting Agreement is incomplete and is qualified in its entirety by the Underwriting Agreement, which is attached as Exhibit 7.1 hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.
     Items 5(a) and 5(c) are amended and supplemented as follows:
     (a) Based solely on information provided by the Company, there are currently 7,834,051 Shares outstanding.
     Mr. Osborne, as trustee, beneficially owns 2,072,271 Shares, or 26.5% of the outstanding Shares.
     (c) As reported in Item 6 of this Amendment No. 16 to Schedule 13D, on November 15, 2010, Mr. Osborne, as trustee, sold 300,000 Shares in the Offering.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6	is amended and supplemented to include the disclosure set forth in the Introduction of this Amendment No. 16 to Schedule 13D, which is hereby incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits
     7.1 Underwriting Agreement, dated November 9, 2010, by and among Gas Natural Inc., the Selling Shareholders named therein, and Janney Montgomery Scott LLC, as representative of the several underwriters named therein

Page 3 of 5 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 19, 2010

/s/ Richard M. Osborne
Richard M. Osborne

Page 4 of 5 Pages

EXHIBIT INDEX

Exhibit Number	Description
7.1
Underwriting Agreement, dated November 9, 2010, by and among Gas Natural Inc., the Selling Shareholders named therein, and Janney Montgomery Scott LLC, as representative of the several underwriters named therein

Page 5 of 5 Pages